EXHIBIT 99.1

Press Release dated February 12, 2004 announcing STET Hellas’ 2003 preliminary financial and customer results.

STET Hellas Telecommunications SA

STET HELLAS 2003 PRELIMINARY FINANCIAL AND CUSTOMER RESULTS:

TOTAL OPERATING REVENUES INCREASE BY 17.1% EBITDA GROWS TO EURO 275.7 MILLION
– UP 19.4% EBITDA MARGIN AT 36.2% OF SERVICE REVENUES

ATHENS, February 12, 2004 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced strong headline 2003 financial results and customer base figures at year-end 2003.

Financial Performance

•	Total operating revenues reached € 808.5 million in the period, an increase of 17.1% versus 2002, while service revenues— accounting for 94.2% of total operating revenues, increased by 14.3% year-on-year to € 761.9 million.

•	EBITDA (operating income before depreciation & amortization) for the year grew to € 275.7 million, increasing 19.4% year-on-year, bringing the EBITDA margin on total revenues to 34.1% for the period, versus 33.4% in 2002, or 36.2% on service revenues versus 34.6% last year.

•	Operating income for the period grew by 24.3% year-on-year to € 166.9 million or 21.9% of service revenues.

•	Net financial debt[1] dropped to € 167.3 million, down from € 246.5 at the end of 2002.

EBITDA Breakdown

(€ thousand)	2003	2002	% Change

Total Operating Revenues	808,540	690,331	+	17.1%

Total Operating Costs	641,657	556,073	+	15.4%

Operating Income	166,883	134,258	+	24.3%

Depreciation and Amortization	108,781	96,529	+	12.7%

EBITDA	275,664	230,787	+	19.4%

EBITDA margin on total revenues	34.1%	33.4%

The preliminary results are un-audited and based on US Generally Accepted Accounting Principles (US GAAP).

Customer Results

STET Hellas changed its disconnection policy for prepaid customers introducing a shorter disconnection cycle, from (12 + 6 + 1) months to (12 + 1) months2. Consequently, 382,051 inactive prepaid customers were effectively disconnected on the last day of the year. This “clean-up” process had no effect on the company’s financial results, considering that these customers were inactive for a given period of time.

Taking into account the 32,333 new customers added in the final quarter of the year and the inactive prepaid customer disconnections, STET Hellas’ total customer base reached 2,402,777 at the end of 2003; prepaid customers numbered 1,584,863— accounting for 66.0% of the company’s total customer base, while contract customers amounted to 817,914.

B BEST business customers grew to around 43% of the total contract customer base at year-end 2003, versus 30.3% at the end of 2002—supported by STET Hellas’ targeted and segmented sales approach towards this market segment and the increased sales of the B BEST product through the company’s direct distribution network, that grew to 160 points-of-sale at the end of the year.

The consistent improvement of the company’s contract customer base quality supported a rise in contract ARPU that grew to € 46.8 in 2003 from € 43.9 in 2002, thus containing blended ARPU at € 23.8 versus € 24.4 in 2002.

Inactive customers3 dropped to 10.1% of STET Hellas’ total customer base at the end of 2003.

1Defined as short-term borrowings plus current maturities of long-term debt plus long-term debt, net of current maturities plus long-term debt due to related companies minus cash and cash equivalents.
2The new prepaid disconnection policy eliminates the 6-month period in which prepaid customers could receive incoming calls, while retaining the 12-month limit necessitating an airtime renewal to avoid outgoing call barring. The 1-month period, during which customers can be re-activated if they make an airtime renewal, remains.
3Defined as those customers who have no incoming or outgoing traffic for three consecutive months.

-END-

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.7 million customers in Greece, the company’s TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.